SMITH MICRO SOFTWARE, INC.
51 Columbia, Suite 200
Aliso Viejo, CA 92656
December 18, 2009
Via Edgar
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Smith Micro Software, Inc. Registration Statement on Form S-4 (File No. 333-161659)

Acceleration Request
Requested Date:	December 21, 2009
Requested Time:	10:00 a.m., Eastern Time
Ladies and Gentlemen:
     Smith Micro Software, Inc. (the “Registrant”) hereby requests, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the Registrant’s Registration Statement on Form S-4 (File No. 333-161659) effective at the Requested Date and Requested Time as set forth above, or as soon thereafter as practicable.
     In delivering such request, the Registrant acknowledges and agrees that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please advise the undersigned at (949) 362-2310 and Allen Z. Sussman of Reed Smith LLP at (213) 457-8030 when the order permitting such Registration Statement to become effective is issued.

Very truly yours, SMITH MICRO SOFTWARE, INC.
By:	/s/ Andrew C. Schmidt
Andrew C. Schmidt
Chief Financial Officer

cc: Allen Z. Sussman, Esq., Reed Smith LLP